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Exhibit 12.1

Statement Regarding Computation Ratios

	Niska Partners			Niska Predecessor
	Year Ended March 31,
	2013	2012	2011	2010	2009
Earnings:
Net earnings (loss) before income taxes	$(62,543)	$(185,459)	$27,403	$121,149	$96,949
Less: capitalized interest	(2,928)	(4,077)	(2,018)	(574)	—
Total earnings (loss)	(65,471)	(189,536)	25,385	120,575	96,949
Fixed Charges
Interest and debt expense	$67,010	$74,630	$77,007	$38,119	$53,486
Capitalized interest	2,928	4,077	2,018	574	—
Portion of rentals representing an interest factor	3,742	4,957	1,079	653	490
Total fixed charges	73,680	83,664	80,104	39,346	53,976
(Deficit) earnings (applied to) available for fixed charges	8,209	(105,872)	105,489	159,921	150,925
Ratio of earnings to fixed charges	0.1x	-1.3x	1.3x	4.1x	2.8x

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  Exhibit 12.1
Statement Regarding Computation Ratios